UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 5




                           ALLIANZ AKTIENGESELLSCHAFT
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    018805101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  July 12, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)

[   ]    Rule 13d-1(c)

[ X ]    Rule 13d-1(d)





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CUSIP No.         018805101


--------------------------------------------------------------------------------
     1.  Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         MUENCHENER RUECKVERSICHERUNGS-GESELLSCHAFT
         AKTIENGESELLSCHAFT IN MUENCHEN

--------------------------------------------------------------------------------

     2.  Check the appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3.  SEC Use Only

--------------------------------------------------------------------------------

     4.  Citizenship

         Federal Republic of Germany

--------------------------------------------------------------------------------

                  5. Sole Voting Power                    -19,223,400-
                  --------------------------------------------------------------
Number of
Shares            6.  Shared Voting Power                 -0-
Beneficially      --------------------------------------------------------------
Owned by
Each              7.  Sole Dispositive Power              -19,223,400-
Reporting        --------------------------------------------------------------
Person With
                  8. Shared Dispositive Power             -0-
--------------------------------------------------------------------------------

     9. Aggregate Amount Beneficially Owned by
        Each Reporting Person                                      -19,223,400-

--------------------------------------------------------------------------------

    10.  Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares                                            (  )

--------------------------------------------------------------------------------


                                       2


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    11.  Percent of Class Represented by Amount in Row (9)         4.99%(1)

--------------------------------------------------------------------------------

    12. Type of Reporting Person HC, CO

--------------------------------------------------------------------------------

Item 1(a)         Name of Issuer:

                  ALLIANZ AKTIENGESELLSCHAFT
                  --------------------------------------------------------------

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  Koeniginstrasse 28, 80802 Munich, Federal Republic of Germany
                  --------------------------------------------------------------

Item 2(a)         Name of Person Filing:

                  MUENCHENER RUECKVERSICHERUNGS-GESELLSCHAFT
                  --------------------------------------------------------------
                  AKTIENGESELLSCHAFT IN MUENCHEN
                  --------------------------------------------------------------

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  Koeniginstrasse 107, 80802 Munich, Federal Republic of Germany
                  --------------------------------------------------------------

Item 2(c)         Citizenship:

                  Federal Republic of Germany
                  --------------------------------------------------------------

Item 2(d)         Title of Class of Securities:

                  Ordinary Shares
                  --------------------------------------------------------------

Item 2(e)         CUSIP Number:

                  018805101
                  --------------------------------------------------------------

Item 3            Not applicable since statement is filed pursuant to Rule
                  13d-1(d).






--------------------
1 This percentage is based on a number of 385,350,965 shares (total number of shares excluding treasury shares) by Allianz AG as of June 30, 2005.

Item 4            Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a) Amount beneficially owned -19,223,400-
                                                --------------------------------

                  (b) Percent of class: 4.99%(2)
                                        ----------------------------------------

                  (c) Number of shares as to which the person has:

                           (i) Sole power to vote or to direct the vote
                               -19,223,400-
                               -------------------------------------------------

                           (ii) Shared power to vote or to direct the vote -0-
                                                                           -----

                           (iii) Sole power to dispose or to direct the
                                 disposition of -19,223,400-
                                                --------------------------------

                           (iv) Shared power to dispose or to direct the
                                disposition of -0-
                                               ---

Item 5            Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8            Identification and Classification of Members of the Group.

                  Not applicable.

Item 9            Note of Dissolution of Group.

                  Not applicable.

Item 10           Certifications.

                  Not applicable.



-----------------
2     Please refer to footnote 1.



                                       4




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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:            July 25, 2005

                                             /s/ Hans Volker Sprave
                                            ------------------------------------
                                                     HANS VOLKER SPRAVE
                                             MEMBER OF THE EXECUTIVE MANAGEMENT


                                             /s/ Ralph Vogelgesang
                                            ------------------------------------
                                                      RALPH VOGELGESANG
                                                       GENERAL COUNSEL
                                             MEMBER OF THE EXECUTIVE MANAGEMENT